

Mail Stop 4631

February 9, 2016

Via e-mail
Leong Ming Chia
President, Chief Executive Officer and Director
DSwiss, Inc.
B-12-11, Prima Avenue
The Tube, Jalan PJU 1/39
Dataran Prima
47301 Petaling Jaya
Selangor, Malaysia

> **Re: DSwiss, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 26, 2016**
> **File No. 333-208083**

Dear Mr. Leong:

We have reviewed your registration statement and have the following comments.

Outside Front Cover Page of Prospectus

1. We note that your outside cover page has been revised since your initial filing to increase the amount of information included on that page. Please limit the outside cover page to one page. Please refer to Item 501(b) of Regulation S-K and comment 3 of our letter dated December 15, 2015.

2. Please revise to include the dealer prospectus delivery obligation language called for by Item 502(b) of Regulation S-K, and please specify the expiration date.

Risk Factors, page 5

3. We note your disclosure on page 6 that you purchase your product from suppliers and rebrand them under the DSwiss name, and that you do not appear to have any intellectual or other protections in place to keep your suppliers from selling the same products that you rebrand and resell to other companies. Please include a risk factor discussing this fact. Please refer to comment 7 of our letter dated December 15, 2015.

The risk of Trademark registration in countries, page 5

4. Please revise your disclosure under this heading to clarify the nature of the risk that you refer to here.

Management's Discussion and Analysis, page 14

For the Nine Months Ended September 30, 2015 and Nine Months Ended September 30, 2014, page 14

5. Please clarify why the implementation of the GST on April 1, 2015, which increased the selling prices of your goods by 6%, lowered rather than increased revenues.

Financing Activities, page 14

6. You present net cash provided by financing activities during the nine months ended September 30, 2015 as $279,467. However, the transactions that you describe during that period total $299,710. Please revise.

7. Please revise here and elsewhere where you describe the issuance of 50,000 shares in consideration for 100% of the stock of DSwiss Holding Limited to clarify that Mr. Heung received the 50,000 shares. Please refer to comments 11 and 12 of our letter dated December 15, 2015.

Description of Business, page 15

8. Please describe the "internal operating restructuring" that led you to stop business during 2015. Refer to Item 101(h) of Regulation S-K.

9. You state in the risk factors section that the loss of HBW International Marketing as a supplier is a material risk. We note that HBW International Marketing was only one of two major suppliers that you relied upon in the nine months ended September 30, 2015. Please revise your discussion here to address the sources and availability of your products from your suppliers, and to name all principal suppliers. Please refer to Item 101(h)(4)(v) of Regulation S-K.

Business Information, page 15

10. Please discuss your plans to expand to Singapore, Indonesia, Hong Kong, Macau and China in greater detail, including timeframes for achieving planned milestones and associated costs. As you do not appear to allocate any money for this expansion in your use of proceeds, please also describe your anticipated sources of financing. Please also describe any material regulatory issues that may be raised by your plans to expand into

these markets, and please add risk factors as appropriate.

11. We note that your website prominently advertises the opportunity for individuals to become your agents by purchasing ten boxes of your products, but no discussion of this distribution method is included here. Please revise to discuss your distribution methods in greater detail, and any associated costs. See Item 101(h)(4)(ii) of Regulation S-K. If these agents are considered employees, please also revise your disclosure regarding your number of employees.

Selling Shareholders, page 19

12. We note your response to comments 22 and 26 of our letter dated December 15, 2015. It is unclear why you refer to Rito Group, Corp. in your response when this registration statement has been filed by DSwiss, Inc. If there is a relationship between you and Rito, its promoters, principals, and/or auditors, please advise us supplementally. In addition, we note that contrary to your assertions in your supplemental response that Messrs. Lee and Loke are unaffiliated with Weld Asia, the Form 8-K filed by Moxian Corp. on October 5, 2012 states that Messrs. Lee and Loke founded Weld Asia together. Please revise to disclose the material relationships that Messrs. Lee and Loke have with Weld Asia, explain why you believe your auditor is independent in light of those relationships, and include corresponding revisions in your sections regarding the interests of named experts and related party transactions. Please refer to comments 22 and 26 of our letter dated December 15, 2015.

13. Please revise to indicate the natural persons that hold beneficial ownership of the shares owned by Joyteam Group Limited. Please refer to Questions 140.01 and 140.02 of our Compliance and Disclosure Interpretations for Regulation S-K.

Plan of Distribution, page 20

14. You continue to state that "[t]he Company will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states)." If you do not intend to pursue Blue Skies registration in any states, as indicated in your response to comment 24 of our letter dated December 15, 2015, please clearly state this.

Directors and Executive Officers and Corporate Governance, page 23

15. We note your revisions in response to comment 26 of our letter dated December 15, 2015. The positions held by each of your executives and directors over the past five years continue to be unclear. Please clearly state what the primary employment of each of your directors and officers was during this period, including when a given position began and ended, and when your officers began to work for your company.

Executive Compensation, page 24

16. Please revise to include disclosure covering the fiscal year ended December 31, 2015. Please refer to Item 402(n)(1) of Regulation S-K.

17. Please advise why Mr. Leong received compensation from you in 2013 if he did not begin working for DSwiss until 2014.

Security Ownership of Certain Beneficial Owners and Management, page 24

18. Please revise to indicate Mr. Leong's beneficial ownership of the shares held by Seeder International Sdn Bhd, as disclosed on page 19.

Financial Statements

General

19. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

20. We note your response to comment 29 of our letter dated December 15, 2015.   Please provide a risk factor to specifically state, if true, that your accounting personnel have limited knowledge of U.S. GAAP and SEC rules and regulations. Your disclosure should clearly discuss the level of U.S. GAAP expertise that the preparers of your financial statements have. Please also identify any steps taken to increase your level of experience with U.S. GAAP and SEC rules and regulations.

2. Summary of Significant Accounting Policies, page F-7

Cost of revenue, page F-8

21. We note your response to comment 30 of our letter dated December 15, 2015. Please revise your accounting policy disclosures on page F-8 to include the same disclosures as page F-19. Please also revise your accounting policy to specifically disclose that you do not include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs of your distribution network in cost of revenues. Please also disclose which line item these excluded costs are included in and the amounts included in each line item for each period presented, as applicable.

Indemnification of Directors and Officers, page 27

22. Your description of the indemnification provisions of your bylaws continues to vary from the actual provisions of your bylaws, which allow for less discretion regarding the provision of indemnification on your part. Please revise, and please refer to comment 31 of our letter dated December 15, 2015.

Exhibits to Registration Statement, page 28

23. We note your response to comment 18 of our letter dated December 15, 2015. Please note that you must file the exhibits required by the exhibit table in Item 601 of Regulation S-K, including the material contracts called for by Item 601(b)(10) of Regulation S-K. Please refer to Item 601(a)(1) of Regulation S-K. If you wish to request confidential treatment for portions of your material contracts you may submit a confidential treatment request to the Office of the Secretary. For guidance in preparing a confidential treatment request, please refer to Staff Legal Bulletin No. 1 (CF) and its Addendum.

    You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

CC: Benjamin Bunker (*via e-mail*)
       Bunker Law Group PLLC